Relative Value Partners
Northbrook, IL 60062
847-513-6300

November 2, 2016

Mr. David H. Gunning, Chair of Trustees
MFS Charter Income Trust
C/O MFS Investment Management
111 Huntington Avenue
Boston, MA 02199-7618

Re: MFS Charter Income Trust

To Mr. David H. Gunning,

Relative Value Partners (RVP) is a Registered Investment Advisor based in Northbrook, Illinois. We manage approximately one billion dollars for clients in separately managed accounts. We are not a hedge fund and take a long term value approach to investing. We currently hold in excess of 4.5 million shares of MFS Charter Income Trust (ticker: MCR) for our clients, with voting discretion. RVP has owned a meaningful position in MCR for several years.

When we initially purchased MCR, one of the most attractive features of the fund was its 10% annual repurchase policy. For closed-end funds, the ability to repurchase shares at a discount is an exceptionally powerful mechanism to add meaningful accretive return for shareholders, while often narrowing the discount of the fund. MCR's repurchase policy was a significant factor in our decision to buy shares of the fund.

RVP and fellow MCR investors were misled. Year after year, the fund failed to sufficiently employ the repurchase program and therefore failed to capture meaningful return and failed to put shareholders' best interests first. In fact, the fund only purchased, at most, about 2% of outstanding shares each year since 2013, yet it was allowed to purchase up to 10%, even when the fund was trading at large nominal and historic discounts.

From June to December of 2015, MCR only purchased shares during two months, even though the fund averaged a discount wider than 13% and approached a 16% discount numerous times. These were some of the widest fund level discounts historically, presenting an excellent time to repurchase shares, and yet in many occurrences not a single share was purchased. In fact, in all of 2015, MCR repurchased shares in only 3 months despite trading at historically wide discount levels for nearly all 12 months!

RVP expressed frustration to MFS numerous times and was met with evasive or non-shareholder friendly reasons as to why more shares were not repurchased. Based upon our conversations with MFS, the repurchase policy is misleading to shareholders. In reviewing MCR's repurchase history, the fund has a pattern of limiting repurchases to once per three months. It is virtually impossible for the fund to actually implement a 10% repurchase policy if it limits itself to purchasing shares only 4 months a year. The graph on the following page shows the number of shares purchased by the fund, the months when purchases happened and the full amount available for purchase. As you can clearly see, both the pace and the scale of the repurchase are unsatisfactory.

As long term investors in MCR and as the largest shareholder, we believe the fund failed and misled its investors. We are asking the Board to convert MCR to an open-end fund, in which there will be no misleading repurchase policy. At a minimum, the board should issue a 25% tender at NAV to help compensate investors for the missed returns from failing to sufficiently employ the repurchase program.

We look forward to your response.

Sincerely,


Maury Fertig
CIO/ Founding Partner

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